MILLAR WESTERN FOREST PRODUCTS LTD. AND 10117781 CANADA CORP.

AMENDED PLAN OF ARRANGEMENT

~~•,~~APRIL 11, 2017

TABLE OF CONTENTS

		Page

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Certain Rules of Interpretation	~~7~~6
1.3	Governing Law	~~8~~7
1.4	Currency	8
1.5	Date for Any Action	8
1.6	Time	8

ARTICLE 2 TREATMENT OF AFFECTED PARTIES		8
2.1	Treatment of Noteholders	8

ARTICLE 3 IMPLEMENTATION OF ARRANGEMENT		9
3.1	Corporate Authorizations	9
3.2	Steps of the Arrangement	~~10~~9
3.3	Other Steps.	~~12~~11

ARTICLE 4 ISSUANCES, DISTRIBUTIONS AND PAYMENTS		~~12~~11
4.1	Delivery of Interest Payments to Noteholders	~~12~~11
4.2	Delivery of the New Secured Notes	12
4.3	Modifications to Distribution Mechanics	~~13~~12
4.4	Application of Plan Distributions	~~13~~12
4.5	Calculations	~~13~~12
4.6	Fractional Interests	13
4.7	Withholding Rights	13

ARTICLE 5 RELEASES		~~14~~13
5.1	Release of Released Parties	~~14~~13

ARTICLE 6 CONDITIONS PRECEDENT AND IMPLEMENTATION		14
6.1	Conditions to Plan Implementation	14
6.2	Waiver of Conditions	15
6.3	Effectiveness	15

ARTICLE 7 GENERAL		~~16~~15
7.1	Deemed Consents, Waivers and Agreements	~~16~~15
7.2	Waiver of Defaults	~~16~~15
7.3	Paramountcy	~~17~~16
7.4	Deeming Provisions	~~17~~16
7.5	Modification of Plan	~~17~~16
7.6	Notices	~~18~~17
7.7	Further Assurances	18

(i)

PLAN OF ARRANGEMENT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan, unless otherwise stated:

“Accrued Interest” means all accrued and unpaid interest on the Existing Notes up to (but excluding) the Effective Date, but excluding, for certainty, any special or default interest thereon;

“Amalco” has the meaning given to it in Section 3.2(c);

“Amalgamation” means the amalgamation of the Company and the Subsidiary pursuant to section 3.2(c) of this Plan;

“Applicants” means, collectively, the Company and the Subsidiary;

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 7.5 of this Plan or made at the direction of the Court in the Interim Order or the Final Order;

“Arrangement Agreement” means the arrangement agreement dated March 7, 2017, among the Applicants, as amended or restated from time to time;

“Arrangement Resolution” means the resolution of the Noteholders relating to the Arrangement to be considered at the Meeting, substantially in the form attached as Appendix “A” to the Information Circular;

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement that are to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;

“beneficial ownership” and any phrase that is a variant thereof has the meaning ascribed thereto in Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and for the purposes of this Plan, any Person that exercises sole control and direction and has sole voting and investment discretion over Existing Notes shall be deemed to be beneficially own such Existing Notes;

“Business Day” means any day, other than a Saturday, or a Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario and New York, New York;

“Canadian Dollars” means the lawful currency of Canada;

“Canadian Exchange Rate” means, on any particular date, the rate at which one US Dollar may be exchanged into one Canadian Dollar, determined by reference to the Bank of Canada rate as of the close of business on such date;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA in connection with this Plan;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicants in accordance with section 262 of the CBCA;

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the Applicants, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the Applicants through any affiliate, subsidiary, associated or related person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Company” means Millar Western Forest Products Ltd.;

“Company Released Parties” means, collectively, the Applicants, and each of their respective current and former directors, officers, employees, shareholders, auditors, financial advisors, legal counsel and agents;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Credit Agreement” means the agreement established by way of the facility letter dated as of April 16, 2012, between the Company, as borrower, and the Lender, as lender, as supplemented by three supplemental facilities letters from the Lender to the Company respectively dated as of August 27, 2012, June 19, 2014 and December 8, 2015, and as it may be amended, supplemented and/or restated from time to time;

“Distribution Record Date” means a date to be determined by the Company in consultation with the Existing Trustee for purposes of distributions of Accrued Interest and New Secured Notes under this Plan;

“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns;

~~“Early Consent Deadline” means 5:00 p.m. (Eastern Time) on March 31, 2017, or such later date as may be determined by the Company;~~

~~“Early Consent Notes” means, with respect to an Early Consenting Noteholder, New Secured Notes with a principal amount equal to 5% of the principal amount of Existing Notes held by such Early Consenting Noteholder as at the Voting Record Date and voted in favour of the Arrangement Resolution on or before the Early Consent Deadline, and provided such vote has not been withdrawn;~~

~~“Early Consenting Noteholder” means a Noteholder that has voted in favour of the Arrangement Resolution pursuant to the Interim Order on or prior to the Early Consent Deadline, has not subsequently withdrawn or changed its vote, and has provided evidence to the Company of its vote in favour of the Arrangement Resolution and of its holdings of Existing Notes as of the Voting Record Date, which evidence shall be in a form acceptable to the Company, acting reasonably;~~

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval database of the U.S. Securities and Exchange Commission located on the U.S. Securities and Exchange Commission’s website at www.sec.gov;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;

“Effective Time” means a time on the Effective Date as the Applicants and the Supporting Noteholder may agree, in writing, each acting reasonably;

“Existing Indenture” means the indenture dated as of April 7, 2011, between the Company and The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, pursuant to which the Existing Notes were issued, as amended or supplemented from time to time;

“Existing Notes” means the US$210 million aggregate principal amount of 8.5% Senior Notes due 2021 issued by the Company pursuant to the Existing Indenture;

“Existing Trustee” means, collectively, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, under the Existing Indenture;

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants and the Supporting Noteholder, each acting reasonably;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Industries” means Millar Western Industries Ltd.;

“Information Circular” means the management information circular of the Company dated March 8, 2017, including all schedules, appendices and exhibits thereto, prepared in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Intercreditor Agreement” means the intercreditor agreement to be entered into by and between the Company, the Lender and the New Trustee as of the Effective Date on the terms substantially as discussed in the Information Circular, with such amendments, and in form and substance, acceptable to the Company, the Lender and the Supporting Noteholder, each acting reasonably;

“Interim Order” means the interim order of the Court in respect of the Applicants pursuant to the CBCA, in form and substance acceptable to the Company and the Supporting Noteholder, which, among other things, calls and sets the date for the Meeting, as such order may be amended from time to time in a manner acceptable to the Company and the Supporting Noteholder, each acting reasonably;

“Law” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

“Lender” means HSBC Bank Canada, in its capacity as lender under the Credit Agreement;

“Meeting” means the meeting of the Noteholders as of the Voting Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“New Indenture” means the indenture to be entered into between the Company and the New Trustee on the Effective Date on terms substantially as described in the Information Circular and substantially in the form of the draft indenture filed by the Company on EDGAR concurrently with the filing by the Company of the Information Circular on EDGAR, with such amendments as acceptable to the Company and the Supporting Noteholder, each acting reasonably, which New Indenture shall govern the New Secured Notes to be issued pursuant to such New Indenture and this Plan;

“New Secured Notes” means the US Dollar 9.00% senior secured notes due 2022 to be issued by the Company pursuant to the New Indenture on the Effective Date pursuant to and in accordance with this Plan in the aggregate principal amount equal to ~~(i)~~ the principal amount of Existing Notes multiplied by the Note Exchange Ratio~~, plus (ii) the aggregate principal amount of the Early Consent Notes to be issued by the Company to the Early Consenting Noteholders pursuant to this Plan;~~

“New Trustee” means, collectively, The Bank of New York Mellon as U.S. trustee and BNY Trust Company of Canada as Canadian trustee under the New Indenture;

“Note Exchange Ratio” means ~~50~~62.5%;

“Noteholder Claim” means any Claim of a Noteholder for amounts payable to it under the Existing Notes and the Existing Indenture, including any and all principal and accrued interest, any special and/or default interest, make-whole or premium, if any, and any other amounts owing under the Existing Notes and the Existing Indenture, if any;

“Noteholder Support Agreements” means, collectively, the Support Agreement and any other support agreements entered into by any Noteholders and the Company, from time to time, in connection with the Arrangement, each as may be amended, modified, varied and/or supplemented pursuant to their terms from time to time;

“Noteholders” means, collectively, the holders of the Existing Notes;

“Noteholders Released Parties” means, collectively, the Existing Trustee under the Existing Indenture, the Noteholders (including the Supporting Noteholder), and each of their respective directors, officers, employees, financial advisors, legal counsel and agents;

“Order” means any order of the Court in the CBCA Proceedings;

“Outside Date” means May 15, 2017, or such other date as the Applicants and the Supporting Noteholder may agree, each acting reasonably;

“Payor” shall have the meaning given to such term in Section 4.7;

“Person” is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Governmental Entity or any agency, officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status;

“Plan” means this amended plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Interim Order or Final Order or otherwise with the consent of the Applicants and the Supporting Noteholder, each acting reasonably;

“Pro-Rata Share” means, in respect of a Noteholder, such Noteholder’s respective interest in the Promissory Note as determined pursuant to the following formula: (A multiplied by B) divided by C, where “A” is (i) the US Dollar principal amount of Existing Notes held by such Noteholder on the Distribution Record Date, less (ii) the US Dollar principal amount of New Secured Notes ~~(including, for certainty, any Early Consent Notes)~~ to be issued to such Noteholder pursuant to the Plan; “B” is the Canadian Exchange Rate; and “C” is the aggregate Canadian Dollar principal amount of the Promissory Note;

“Promissory Note” means the Canadian Dollar promissory note to be issued by the Company on the Effective Date pursuant to and in accordance with this Plan having an annual interest rate of 0.1% and an aggregate Canadian Dollar principal amount equal to A multiplied by B, where “A” is (i) the aggregate US Dollar principal amount of the Existing Notes as of the Effective Date, less (ii) the aggregate US Dollar principal amount of the New Secured Notes ~~(including, for certainty, any Early Consent Notes)~~, and “B” is the Canadian Exchange Rate on the Business Day immediately prior to the Effective Date;

“Released Parties” means, collectively, the Company Released Parties and the Noteholders Released Parties;

“Share Exchange Agreement” means the agreement to be entered into by the Company, Industries and the Supporting Noteholder, in form and substance acceptable to the Company, Industries and the Supporting Noteholder, each acting reasonably, which agreement shall provide for, among other things, the exchange by the Supporting Noteholder of approximately $~~41.69~~52.1 million ~~(including Early Consent Notes)~~ of New Secured Notes (to be received by the Supporting Noteholder pursuant to the Plan in exchange for approximately $~~75.8~~83.4 million of its Existing Notes) for newly issued common shares of Amalco representing 80% of the outstanding shares of Amalco, as soon as practicable following the implementation of the Plan on the Effective Date, and associated terms and conditions;

“Share Exchange Transaction Documents” means, collectively, the Share Exchange Agreement together with the related documents to be entered into by the Company, Industries and/or the Supporting Noteholder, as applicable, in connection with the transactions contemplated by the Share Exchange Agreement, in form and substance acceptable to the applicable parties, each acting reasonably;

“Subsidiary” means 10117781 Canada Corp., a corporation incorporated pursuant to the CBCA and a wholly owned subsidiary of the Company;

“Support Agreement” means the support agreement dated as of March 7, 2017 entered into by the Company and the Supporting Noteholder, as it may be amended, modified, varied and/or supplemented pursuant to its terms from time to time;

 “Supporting Noteholder” means, collectively, Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP together with their affiliates that beneficially own any Existing Notes;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as each may be amended from time to time;

“US Dollars” or “$” means the lawful currency of the United States of America; and

“Voting Record Date” means March 8, 2017.

1.2	Certain Rules of Interpretation

For the purposes of this Plan:

(a)     Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, or supplemented in accordance with its terms;

(b)     The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)     The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)     The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)     Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)     Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation;

(g)     References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and

(h)     The word “or” is not exclusive.

1.3	Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, US Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

ARTICLE 2
TREATMENT OF AFFECTED PARTIES

2.1	Treatment of Noteholders

(a)     On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 3.2:

(i)     all Accrued Interest shall be paid to the Noteholders as of the Distribution Record Date in cash;

~~(ii)~~

~~each Early Consenting Noteholder shall, and shall be deemed to, irrevocably and finally dispose of its Existing Notes and Noteholder Claim to the Company in exchange for: (A) New Secured Notes issued pursuant to the New Indenture having a principal amount equal to the principal amount of Existing Notes held by such Noteholder as of the Distribution Record Date multiplied by the Note Exchange Ratio, plus (B) the Early Consent Notes in respect of such Early Consent Noteholder, plus (C) its Pro-Rata Share of the Promissory Note; which New Secured Notes, Early Consent Notes and Pro-Rata Share of the Promissory Note shall, and shall be deemed to, be received in full and final settlement of its Existing Notes and its Noteholder Claim;~~

(ii)     ~~(iii) each Noteholder that is not an Early Consenting~~each Noteholder shall, and shall be deemed to, irrevocably and finally dispose of its Existing Notes and Noteholder Claim to the Company in exchange for: (A) New Secured Notes issued pursuant to the New Indenture having a principal amount equal to the principal amount of Existing Notes held by such Noteholder as of the Distribution Record Date multiplied by the Note Exchange Ratio, plus (B) its Pro-Rata Share of the Promissory Note; which New Secured Notes and Pro-Rata Share of the Promissory Note shall, and shall be deemed to, be received in full and final settlement of its Existing Notes and its Noteholder Claim;

(iii)    ~~(iv)~~ the obligations of the Company with respect to the Existing Notes and the Existing Indenture shall, and shall be deemed to, have been irrevocably and finally extinguished, each Noteholder shall have no further right, title or interest in or to the Existing Notes or its Noteholder Claim, and the Existing Notes and the Existing Indenture shall be cancelled; and

(iv)    ~~(v)~~ the obligations of the Company with respect of the Promissory Note shall, and shall be deemed to, have been irrevocably and finally forgiven, settled, extinguished and cancelled for no consideration.

(b)     On the Effective Date, the reasonable and documented outstanding fees and expenses of the Existing Trustee under the Existing Indenture shall be paid to the Existing Trustee, subject to the Company being satisfied, in its sole discretion, as to the amount of such fees and expenses.

ARTICLE 3
IMPLEMENTATION OF ARRANGEMENT

3.1	Corporate Authorizations

Unless specified otherwise, the adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Applicants will occur and be effective as of the Effective Date (or such other date as the Applicants and the Supporting Noteholder may agree, each acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Applicants. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Applicants, as applicable.

3.2	Steps of the Arrangement

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 3.2 (or in such other manner or order or at such other time or times as the Applicants and the Supporting Noteholder may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)     All Accrued Interest in respect of the Existing Notes shall be paid to the Noteholders by the Company in cash.

(b)     The following shall occur concurrently (unless otherwise indicated):

(i)     the Company and the New Trustee shall enter into the New Indenture together with all related documentation in form and substance acceptable to the Applicants and the Supporting Noteholder, each acting reasonably, including security documents relating to the New Secured Notes and New Indenture on terms substantially as described in the Information Circular and in form and substance acceptable to the Applicants and the Supporting Noteholder, each acting reasonably;

(ii)     the Company shall issue (A) the New Secured Notes ~~(including the Early Consent Notes to the Early Consenting Noteholders)~~ pursuant to the New Indenture, which New Secured Notes shall be distributed in the manner described in Section 2.1(a)(ii) ~~, 2.1(a)(iii)~~ and 4.2(b) hereof, and (B) the Promissory Note, which Promissory Note shall be issued in the name of DTC (or its nominee) on behalf of the Noteholders based on their respective Pro-Rata Shares, in consideration for the full and final repayment, satisfaction and settlement of the Existing Notes and Noteholder Claims, and upon the issuance of the New Secured Notes and the Promissory Note, the Existing Notes and the Noteholder Claims shall be deemed to be transferred to the Company and irrevocably and finally extinguished and the Noteholders shall have no further right, title or interest in and to the Existing Notes or Noteholder Claims; and

(iii)    the Existing Notes and the Existing Indenture shall be cancelled, provided that the Existing Indenture shall remain in effect solely to allow the Existing Trustee to make the distributions set forth in this Plan.

(c)     The Company and the Subsidiary shall be amalgamated and continued as one corporation (“Amalco”) under the CBCA in accordance with the following:

(i)     Name. The name of Amalco shall be “Millar Western Forest Products Ltd.”;

(ii)    Registered Office. The registered office of Amalco shall be the same as the registered office of the Company immediately prior to the Amalgamation;

(iii)    Restrictions on Business. There shall be no restrictions on the business that Amalco may carry on;

(iv)    Articles. The articles of the Company, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalco;

(v)    Directors. Amalco shall have a minimum of 1 director and a maximum of 7 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalco, or by the directors of Amalco in accordance with the CBCA, the directors of the Company, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalco;

(vi)    Shares. All shares of the Subsidiary shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalco in connection with the Amalgamation and all shares of the Company prior to the Amalgamation shall be unaffected and shall continue as shares of Amalco;

(vii)    Stated Capital. The stated capital account of the shares of Amalco will be equal to the stated capital account in respect of the common shares of the Company immediately prior to the Amalgamation;

(viii)   By-laws. The by-laws of the Company, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalco;

(ix)     Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)          the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)          the property of each amalgamating corporation continues to be the property of Amalco;

(C)          Amalco continues to be liable for the obligations of each amalgamating corporation;

(D)          an existing cause of action, claim or liability to prosecution is unaffected;

(E)          a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco;

(F)          a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and

(G)          the Articles of Arrangement are deemed to be the articles of incorporation of Amalco and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco.

(d)     The Promissory Note shall be fully and finally forgiven, settled, extinguished and cancelled for no consideration.

(e)     The releases referred to in Section 5.1 shall become effective.

3.3	Other Steps.

The Applicants may undertake, at their sole discretion, any other corporate steps or transactions necessary to implement this Plan in a manner and on a date and time determined by the Applicants in their sole discretion.

ARTICLE 4
ISSUANCES, DISTRIBUTIONS AND PAYMENTS

4.1	Delivery of Interest Payments to Noteholders

(a)     The payment by the Company on the Effective Date of Accrued Interest in accordance with Section 3.2(a) shall be effected through the delivery by the Company of such amounts to the Existing Trustee for distribution to Noteholders as of the Distribution Record Date, and the Existing Trustee shall in turn make delivery of the Accrued Interest to Noteholders as of the Distribution Record Date in accordance with applicable procedures under the Existing Indenture and customary practices.

(b)     The Applicants shall have no liability or obligation in respect of any distributions or deliveries of payments referenced in Section 4.1(a) from the Existing Trustee to the Noteholders.

4.2	Delivery of the New Secured Notes

(a)     The Existing Notes are held by the Existing Trustee as agent of DTC (as sole registered holder of the Existing Notes). The Existing Trustee shall cancel the certificates representing the Existing Notes in exchange for the New Secured Notes and the Promissory Note as contemplated in this Plan.

(b)     The delivery of the New Secured Notes ~~(including, for certainty, the Early Consent Notes)~~ issued pursuant to the Plan shall be made by way of one or more global notes issued to DTC (or its nominee) in respect of the New Secured Notes and delivered directly to the New Trustee as agent for DTC (or its nominee) which, in turn, will distribute beneficial interest in the New Secured Notes to the Noteholders based on their holdings of Existing Notes as of the Distribution Record Date ~~(or, in respect of the Early Consent Notes, to Noteholders that are Early Consenting Noteholders based on their holdings of Existing Notes as of the Voting Record Date)~~ pursuant to the standing instructions and customary practices of DTC.

(c)     The Applicants shall have no liability or obligation in respect of deliveries of the New Secured Notes from DTC, or its nominee, to Noteholders.

4.3	Modifications to Distribution Mechanics

The Applicants shall be entitled to make such additions and modifications to the process for making distributions pursuant to the Plan as the Applicants deem necessary or desirable in order to achieve the proper distribution and allocation of consideration to be distributed pursuant to the Plan, including where any Noteholder is or becomes a registered holder of Existing Notes, and such additions or modifications shall not require an amendment to the Plan or any further Order of the Court.

4.4	Application of Plan Distributions

All amounts paid or payable hereunder on account of the Noteholder Claims shall be applied as follows: (i) first, in respect of any accrued but unpaid interest on such obligations to which such Noteholder Claims relate, and (ii) second, in respect of the principal amount of such obligations.

4.5	Calculations

All amounts of consideration to be received under this Plan shall be calculated to the nearest cent ($.01) or to the nearest tenth of one percent (0.10%), as applicable. All calculations and determinations made by the Company, the Existing Trustee or the New Trustee, as applicable, for the purposes of this Plan shall be conclusive, final and binding upon all Persons affected by this Plan.

4.6	Fractional Interests

The New Secured Notes issued pursuant to this Plan shall be issued in minimum increments of $1,000 in US Dollars and the amount of New Secured Notes that each Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of $1,000 in US Dollars without compensation therefor.

4.7	Withholding Rights

The Applicants and/or any other Person making a payment contemplated herein (the “Payor”) shall be entitled to deduct and withhold from any consideration payable to any Person such amounts as it is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
RELEASES

5.1	Release of Released Parties

On the Effective Date, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Notes, the Existing Indenture, any documents or agreements related to the Existing Indenture, the CBCA Proceedings, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan, the Share Exchange Transaction Documents and the transactions contemplated thereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge any of the Released Parties from or in respect of its obligations under this Plan, the Noteholder Support Agreements, the New Secured Notes, the New Indenture, the Share Exchange Transaction Documents or under any Order, or any document ancillary to the foregoing.

ARTICLE 6
CONDITIONS PRECEDENT AND IMPLEMENTATION

6.1	Conditions to Plan Implementation

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 6.2) of the following conditions:

(a)     this Plan shall have been approved by the requisite majority of Noteholders in conformity with the Interim Order and the CBCA as and to the extent required by the Court;

(b)     this Plan shall have been approved pursuant to the Final Order on terms consistent with the Support Agreement and shall be in form and substance satisfactory to the Company and the Supporting Noteholder, each acting reasonably;

(c)     the Final Order shall have become a final order, the implementation, operation or effect of which shall not (i) have been stayed, varied in a manner not acceptable to the Company or the Supporting Noteholder, each acting reasonably, or vacated, or (ii) be subject to pending appeal or leave to appeal, and the appeal periods relating thereto shall have expired;

(d)     if determined necessary by the Applicants, acting reasonably, after consultation with the Supporting Noteholder, the Final Order shall have been recognized in recognition proceedings pursuant to applicable Law in the United States;

(e)     no Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited;

(f)     the Share Exchange Transaction Documents shall have been entered into by each of the parties thereto prior to or as of the Effective Date, as applicable, and such Share Exchange Transaction Documents shall not have been terminated;

(g)     the Intercreditor Agreement shall have been entered into effective as of the Effective Date;

(h)     the Supporting Noteholder shall beneficially own at least $~~75.8~~83.4 million of principal amount of Existing Notes as at the Distribution Record Date;

(i)     all conditions to implementation of this Plan set out in the Support Agreement shall have been satisfied or waived by the party in whose favour such condition was granted in accordance with the terms of the Support Agreement, and the Support Agreement with the Supporting Noteholder shall not have been terminated; and

(j)     the Effective Date shall have occurred no later than the Outside Date.

6.2	Waiver of Conditions

The Applicants and the Supporting Noteholder may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree, in writing, each acting reasonably, provided however that the conditions set out in Sections 6.1(a) and 6.1(b) cannot be waived, and Section 6.1(h) can only be waived by the Applicants in their sole discretion.

6.3	Effectiveness

This Plan will become effective as of the Effective Time in the sequence described in Section 3.2 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Applicants, the Noteholders, the Released Parties and all other Persons named or referred to in or subject to this Plan, and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 3.2 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

ARTICLE 7
GENERAL

7.1	Deemed Consents, Waivers and Agreements

At the Effective Time:

(a)     each Noteholder and the Existing Trustee shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety;

(b)     each Applicant and each Noteholder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and

(c)     all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Applicants.

7.2	Waiver of Defaults

From and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, all Persons shall be deemed to have:

(a)     waived any and all defaults or events of default or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral (excluding, for certainty, this Plan, the Noteholder Support Agreements, the New Secured Notes, the New Indenture, the Share Exchange Transaction Documents or under any Order, or any document ancillary to the foregoing), in each case relating to, arising out of, or in connection with, the Existing Notes or the Existing Indenture, or the entry into and performance of the Noteholder Support Agreements, the Arrangement, the Arrangement Agreement, this Plan or the transactions contemplated hereunder, or any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Applicants and their respective successors from performing their obligations under this Plan; and

(b)     agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Applicants and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.

7.3	Paramountcy

From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Noteholders and any of the Applicants as at the Effective Date (other than the Share Exchange Transaction Documents) shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

7.4	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

7.5	Modification of Plan

Subject to the terms and conditions of the Support Agreement:

(a)     the Applicants, with the consent of the Supporting Noteholder, acting reasonably, reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Meeting, approved by the Court, and (ii) communicated to the Noteholders in the manner required by the Court (if so required);

(b)     any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meeting, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meeting and consented to by the Supporting Noteholder, acting reasonably, shall become part of this Plan for all purposes; and

(c)     any amendment, modification or supplement to this Plan may be made following the Meeting by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Noteholders, and the foregoing provisions shall apply, mutatis mutandis, to any amendments, modifications and/or supplements to the terms of the New Secured Notes, the New Indenture or the Intercreditor Agreement made prior to the implementation of the Plan, and thereafter any such amendments, modifications and/or supplements shall be governed by the terms of the applicable documents.

7.6	Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail or email addressed to the respective parties as follows:

(a)	If to the Applicants:

Millar Western Forest Products Ltd.
c/o Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

Attention:	Robert J. Chadwick and Caroline Descours
Email:	rchadwick@goodmans.ca / cdescours@goodmans.ca

(b)	If to the Supporting Noteholder:

Atlas Holdings LLC
c/o Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario
ON M5V 3J7

Attention:	Gillian R. Stacey and Natasha MacParland
Email:	gstacey@dwpv.com / nmacparland@dwpv.com

or to such other address as any party above may from time to time notify the others in accordance with this Section 7.6. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Noteholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

7.7	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.